Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED
PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, HMS Holdings Corp. (“HMS,” “Company,” “we, “us, and “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Common Stock.

DESCRIPTION OF COMMON STOCK

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (as amended and restated from time to time, the “Certificate of Incorporation”) and our Second Amended and Restated Bylaws (as amended and restated from time to time, the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K to which this description is an exhibit. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law (“DGCL”) for additional information.

Authorized Capital Stock

Our authorized capital stock consists of 175,000,000 shares of common stock, $0.01 par value per share (“Common Stock”), and 5,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”). The shares of Common Stock currently outstanding are fully paid and nonassessable. No shares of Preferred Stock are currently outstanding.

Voting Rights

Holders of shares of the Company’s Common Stock are entitled to one vote per share on all matters to be voted on by such holders, subject to the voting rights of the Preferred Stock then outstanding. Our Common Stock does not have cumulative voting rights. Under our Bylaws, directors elected by stockholders are elected by a majority of votes cast, except that directors are elected by a plurality of the votes cast with respect to certain contested elections. Actions by stockholders to approve amendments to the Certificate of Incorporation or to amend the Bylaws require the affirmative vote of the holders of a majority of the votes which all the stockholders would be entitled to cast in any annual election of directors; provided that no amendment to the director majority vote provision in Section 1.9 of the Bylaws shall be effective unless the amendment receives the approval of the holders of not less than 51% of the outstanding shares of capital stock of the corporation entitled to vote at an election of directors.

Dividend Rights

Subject to any preferential dividend or other rights of any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive dividends, if any, as and when declared by the Company’s Board of Directors from funds lawfully available for that purpose.

Rights upon Liquidation

Subject to any preferential rights of outstanding shares of any Preferred Stock, holders of Common Stock are entitled to share pro rata in all remaining assets available for distribution to such stockholders after the payment of liabilities in the event of dissolution or liquidation.

Other Rights and Preferences

Our Common Stock has no preemptive or conversion rights, and there are no sinking fund or redemption provisions with respect to such shares of Common Stock. Special meetings of stockholders may be called only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer or at the request of certain holders of at least 30% of the outstanding shares of Common Stock entitled to vote at the meeting. Holders of Common Stock may also act by unanimous written consent in accordance with the provisions of the Certificate of Incorporation and the Bylaws.

Certain Anti-Takeover Effects

Certain provisions of our Certificate of Incorporation, our Bylaws, and the DGCL, including the provisions described above regarding calling special meetings of stockholders and acting by written consent, could delay or discourage some transactions involving an actual or potential change in control of HMS or its management.

Advance Notice Requirements. Our Bylaws contain advance notice procedures for stockholders seeking to nominate candidates for election as directors or to bring other business before the annual meeting of stockholders and specify certain requirements regarding the form and content of a stockholder’s notice.

Effect of Preferred Stock. The Company’s Board of Directors is authorized to issue one or more series of Preferred Stock from time to time without further action by holders of our Common Stock and to fix the number of shares, designations, preferences and relative rights, and any qualifications, limitations and restrictions thereof. As a result, our Board of Directors may issue, without stockholder approval, Preferred Stock with voting, dividend, liquidation, or other rights, that could adversely affect the voting power or other rights of holders of our Common Stock.

Vacancies. Subject to the rights of holders of any series of Preferred Stock, any vacancy or newly-created directorship on the Board of Directors may be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Exclusive Forum. Under our Bylaws, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for certain actions or proceedings involving HMS shall be the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the Superior Court of the State of Delaware, or if such other court does not have jurisdiction, the United States District Court for the District of Delaware). These certain actions or proceedings include derivative actions, certain actions claiming breach of fiduciary duty, actions involving Delaware Law, our organizational documents or the internal affairs doctrine, and actions asserting an internal corporate claim as defined under Delaware Law.

Business Combinations. We are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years following the time that the person became an interested stockholder, unless:

•prior to such time, either the business combination or transaction which resulted in the person becoming an interested stockholder is approved by the board of directors;

•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (as determined pursuant to Section 203); or

•at or subsequent to the time the interested stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, Section 203 defines a “business combination” to include a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who beneficially owns 15% or more of the outstanding voting stock of the corporation or any person affiliated or associated with the corporation that was the beneficial owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination, and the affiliates and associates of such person.

Listing

Our Common Stock is listed on the Nasdaq Global Select Market under the trading symbol “HMSY”.